Via EDGAR

April 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel L. Gordon, Branch Chief

RE:	Prologis, Inc. and Prologis, L.P. Form 10-K for the fiscal year ended December 31, 2012 Filed February 28, 2013 File Nos. 001-13545 and 001-14245

Dear Mr. Gordon:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on April 17, 2013 (the “Comment Letter”), with respect to the Prologis, Inc. and Prologis, L.P. (together, the “Company”) Form 10-K for the year ended December 31, 2012 filed on February 28, 2013 (the “2012 Form 10-K”). For ease of review, we have keyed our responses to the headings and numbered comments used in the Comment Letter, which we have reproduced below in boldface text. All page numbers and captions in the responses below refer to the 2012 Form 10-K, except as otherwise noted below.

Form 10-K for the year ended December 31, 2012

Item 2. Properties, page 16

1.	In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

In our future Form 10-Ks, we will include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental income represented by such leases, and (iv) the percentage of gross annual rental income represented by such leases.

Pier 1, Bay 1, San Francisco, California 94111 United States of America Main +1 415 394-9000 Fax +1 415 394 9001

2.	In future Exchange Act periodic reports, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding the anticipated completion date(s), if possible.

In our future Form 10-Ks, to the extent we have a significant development/redevelopment portfolio, we will expand our disclosure to include information regarding anticipated completion dates.

3.	In future Exchange Act periodic reports, to the extent you hold a material amount of land, please include a discussion of the amount of development the land could support.

In our future Form 10-Ks, to the extent we hold a material amount of land, we will include a discussion of the amount of development in square feet the land could support.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

4.	In future Exchange Act periodic reports, please expand your disclosure of your leasing activities to include the impact of tenant improvement costs and leasing commissions for both new leases and for renewals. Please provide this information on a per square foot basis.

In our future Exchange Act periodic reports, we will expand our disclosure of our leasing activities to include the impact of tenant improvement costs and leasing commissions for new leases and renewals combined on a per square foot basis.

Consolidated Statements of Operations, page 55

5.	Please revise in future Exchange Act periodic filings to disclose, either in the notes or on the face of the consolidated statements of operations, amounts attributable to the parent for income (loss) from continuing operations and discontinued operations, or tell us how you have complied with ASC 810-10-50-1A.

In past filings, we have not separately disclosed amounts attributable to Prologis, Inc. and Prologis, L.P. for continuing and discontinued operations as the income (loss) from discontinued operations attributable to noncontrolling interests was not material. As such, the income (loss) attributable to noncontrolling interests was primarily from continuing operations and therefore further disclosure of the breakout of continuing and discontinued operations for Prologis, Inc. and Prologis, L.P. was not required under ASC 810-10-50-1A.

In future Exchange Act periodic filings, we will disclose in the notes to our consolidated statements of operations the amounts attributable to Prologis, Inc. and Prologis, L.P. for income (loss) from continuing operations and discontinued operations to the extent that separate disclosure is material to an understanding of operating results.

Consolidated Statements of Comprehensive Income (Loss), page 56

6.	Please revise in future Exchange Act periodic filings to present, either in the notes or on the face of the consolidated statements of comprehensive income (loss), the amount of income tax expense or benefit allocated to each component of other comprehensive income, or tell us how you have complied with ASC 220-10-45-12.

In regards to our past filings, there was no income tax expense or benefit related to derivative contracts or foreign currency translation and therefore the allocation to other comprehensive income was not necessary. In our future Exchange Act periodic filings, we will present in our notes to the consolidated statements of comprehensive income (loss) the amount of income tax expense or benefit allocated to each component of other comprehensive income, if applicable and to the extent material to an understanding of our results.

Notes to Consolidated Financial Statements

Long-Lived Assets, page 66

7.	We note your disclosure that costs incurred in acquiring real estate properties are expensed as incurred. Please tell us, and clarify in future Exchange Act periodic filings where significant, how you account for costs incurred in acquiring land or properties that are considered asset acquisitions.

We capitalize costs in acquiring land or properties that are considered asset acquisitions, although such costs are generally not significant. Generally, we do not have properties that are considered asset acquisitions. We will disclose in future Exchange Act periodic filings how we account for costs incurred in acquiring land or properties that are considered asset acquisitions.

8.	We note your disclosure that for land parcels you intend to sell, you estimate the future undiscounted cash flows based on estimated fair value. Please tell us whether you consider costs to sell the assets in your analysis.

For land parcels we intend to sell, we consider costs to sell the assets in our analysis regarding future undiscounted cash flows. We estimate the future undiscounted cash flows for land parcels we intend to sell, which includes the net proceeds from dispositions including the costs to sell the assets. In future Exchange Act periodic filings, we will modify our disclosure regarding land parcels we intend to sell to clarify this point.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.

Sincerely,

/s/ Thomas S. Olinger

Thomas S. Olinger
Chief Financial Officer

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